787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 26, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-6010

Re:	Virtual Radiologic Corporation

(File No. 333-136504)

Dear Mr. Riedler:

On behalf of Virtual Radiologic Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter, dated September 7, 2006, to Dr. Sean Casey, President and Chief Executive Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 1 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and the references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

* * * * * * * * * *

1.	Comment: Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Response: The Company respectfully acknowledges the Staff’s comment.

2.	Comment: In your response letter, please state our comment and then explain each

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

Response: The Company respectfully acknowledges the Staff’s comment.

3.	Comment: Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel, along with other exhibits. Please note that we may have comments on these materials once they are filed.

Response: The Company has filed substantially all of the exhibits required by Item 601(a) of Regulation S-K with the Amendment. We advise the Staff that the Company will file the exhibits that are not filed herewith in a subsequent pre-effective amendment to the Registration Statement.

4.	Comment: Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

Response: We advise the Staff that the Company will file its proposed graphic, visual and photographic information in a subsequent pre-effective amendment to the Registration Statement. The timing of the filing of the amendment will be such that the Staff has sufficient time to review the graphic, visual and photographic information.

5.	Comment: Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response: We advise the Staff that the Company will include the pricing-related information in a subsequent pre-effective amendment to the Registration Statement and that the timing of the filing of the amendment will be such that the Staff has sufficient time to review the complete disclosure prior to the circulation of a preliminary prospectus to prospective investors.

6.	Comment: Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response: The Company has omitted the estimated price range in the Amendment. The Company confirms that it will include a bona fide estimated price range in a subsequent pre-effective amendment to the Registration Statement and the Company will give the Staff adequate time to review the Registration Statement before requesting acceleration of the Registration Statement’s effectiveness.

7.	Comment: Throughout the registration statement, you cite various estimates, statistics and facts and figures. Where you provide your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon. For all other figures, please identify your sources in the registration statement and provide us with marked copies of these sources for our review. Set forth below is an illustrative and not exhaustive list of statements that should be supported:

•	The number of radiologists is expected to increase by less than 2% annually U.S., p.2

•	We believe we have the largest number of United States-based affiliated radiologists...,” p.2

•	We have a very high radiologist retention rate, p. 3

•	We have one of the largest wide area networks in teleradiology, p.4

Please review the registration statement and provide support for all figures you cite.

Response: The Company has revised the prospectus in response to the Staff’s comment. Simultaneously with the filing of the Amendment, the Company is supplementally providing the Staff under separate cover copies of the third party sources relied upon for statements in the prospectus. In addition, we provide the following support for various estimates, statistics and facts and figures contained in the prospectus.

The number of radiologists in practice is expected to increase by less than 2% annually… The Company has revised the disclosure on pages 1 and 63 of the Amendment to reflect that this statistic is from an article in the American Journal of Roentgenology. The Company is supplementally providing the Staff with a marked copy of this article.

We believe we have the largest number of United States-based affiliated radiologists dedicated to the practice of teleradiology. The Company believes this statement can be supported by: (i) the Company’s market share of the teleradiology business, (ii) the number of radiologists providing services to the Company as compared with the number of radiologists providing services to the Company’s principal competitor, and (iii) the operating locations of the Company’s principal competitor.

According to the 2004 Final Report on the U.S. Market for Teleradiology Services prepared by Frost & Sullivan (the “Frost Report”) and a research report, dated March 21, 2006, prepared by Piper Jaffray & Co. (the “Piper Report”), the Company has the second largest market share in the market for teleradiology services. The Frost Report indicates that the Company holds approximately 15% of the market, with 25% and 6% of the market attributed to Nighthawk Radiology Holdings, Inc. (“Nighthawk”) and the Radlinx Group (“Radlinx”), respectively. According to the Frost Report, other than the Company, Nighthawk and Radlinx, no other service provider holds more than 5% of the market for teleradiology services. The Piper Report indicates that the Company holds approximately 16% of the market, with 55%, 6% and 6% of the market attributed to Nighthawk, Radlinx and Templeton Radiology, respectively. The Piper Report indicates that the rest of the market is made up of U.S. hospitals that provide teleradiology services.

The Company’s principal competitor, Nighthawk, indicated in its quarterly report on Form 10-Q (File No. 000-51786) for the period ended June 30, 2006, that it had 54 affiliated radiologists as of June 30, 2006. According to Nighthawk’s Form 10-K for the year ended December 31, 2005 (File No. 000-51786) as of December 31, 2005, Nighthawk had 47 affiliated radiologists. As of June 30, 2006 and as of December 31, 2005, the Company had 58 and 53 affiliated radiologists, respectively. The Company has had a larger group of affiliated radiologists than its principal competitor, Nighthawk, for each of the periods described above. Moreover, Nighthawk provides reads primarily from its centralized reading facilities located in Sydney, Australia and Zurich, Switzerland.

We respectfully submit that the Company believes that it has the largest number of United States-based radiologists dedicated to the practice of teleradiology because of the Company’s market share and the fact that the Company had a larger number of United States-based radiologists than Nighthawk as of June 30, 2006 and December 31, 2005. In addition, because the Company’s competitors, other than Nighthawk and Radlinx, are considerably smaller, with no one group representing more than approximately 5% of the market, the Company believes that it is highly unlikely that another competitor has a larger group of United States-based radiologists that are dedicated to the practice of teleradiology.

To date, we have experienced a very high radiologist retention rate. Since the founding of the Company and out of 77 radiologists who have contracted and performed reads for the Company, only 2 radiologists have voluntarily terminated their employment with the Company. Based upon the foregoing and in light of the current demand for radiologists, the Company considers the rate of retention of radiologists that have contracted and performed services for the Company to be very significant.

We believe that we have one of the largest wide area networks in teleradiology… The Company has revised the disclosure on pages 4 and 67 in response to the Staff’s comment.

Since our inception, approximately 99% of our customer contracts up for renewal have been renewed. We respectfully advise the Staff that the Company has revised the disclosure on pages 2, 39, 64 and 75 to reflect the revised calculation as of June 30, 2006. Since the founding of the Company, out of 302 times that customer contracts have reached the end of their term and were eligible for renewal, only five contracts have not been renewed. This represents a rate of renewal in excess of 98%.

Compounding the radiologist shortage, approximately 50% of radiologists are now over the age of 50… According to an article in the Fall 2003 edition of Recruiter News, the official publication of the National Association of Physician Recruiters, more than 50% of the practicing radiologists in the United States are over the age of 50. The Company has revised the disclosure on page 65 in response to the Staff’s comment and is supplementally providing the Staff with a marked copy of this article.

8.	Comment: We note that you have included a number of descriptive phrases in the registration statement, including references to being “a leading provider...,” having a “strong customer base,” “solid brand name, reputation and quality” and providing “highest quality” of medical care. Please explain your basis for each of these claims. There are a significant number of these phrases in the registration statement and we expect substantial changes to the disclosure as they are removed.

Response: We provide the following support for various descriptive phrases in the prospectus.

We are a leading provider of remote diagnostic image interpretation, or teleradiology … We advise the Staff that the Company has based the statement that it is a “leading provider” on a variety of factors. According to the Frost Report and the Piper Report, the Company holds approximately 15-16% of the market share in the teleradiology market. Based upon market share, the Company is the second largest provider of teleradiology services in the United States. In addition, the Company has received recognition from HCPro, Inc., a provider of information on regulation and compliance in the healthcare industry, which ranks the Company the highest among leading teleradiology companies based upon quality of providers, turn around time for reads, quality of images, communication and hospital savings. The Company also received the 2005 Minnesota Tekne Award in the area of emerging innovation. The Tekne Award acknowledges leadership, dedication and excellence in the development of an innovation and recognized the Company as a “pioneer in the convergence of medical and digital technology.”

Since our founding in 2001, we have developed a strong customer base… The Company believes it has a strong customer base due to its growing number of customers and the high rate of renewal of the contracts with its existing customers. As of June 30, 2006, the Company provided services to 304 customers serving 548 medical facilities. The Company’s customer base has grown from 59 as of December 31, 2003 to 123 as of December 31, 2004, 238 as of December 31, 2005 and 304 as of June 30, 2006. Since the founding of the Company’s predecessor, over 98% of the Company’s customer contracts that have been up for renewal have been renewed. The Company believes that the continued growth of the number of customers to which the Company provides its services and the high rate of renewal of the contracts with its existing customers are reliable indicators of the strength of the Company’s relationship with its customers.

Our solid brand name, reputation and quality results drive customer relationships and retention, in turn attracting the best radiology talent and performance. The Company’s “solid brand name, reputation and quality” are supported by the Company’s substantial market share and its ability to retain, and attract new, customers, which demonstrate that the Company is a recognized name in the industry. As described above, the Company has received significant recognition as an industry leader and pioneer from HCPro, Inc. and as a recipient of the 2005 Minnesota Tekne Award. In addition, the Company has been accredited by the Joint Commission on Accreditation of Healthcare Organizations (“JCAHO”) since 2004. The Company believes that its JCAHO accreditation is a significant factor in determining the Company’s reputation in the industry because JCAHO accreditation requires compliance with national standards for safety and quality of patient care and is also an important consideration in obtaining reimbursement from Medicare and managed care organizations.

Our services and technology enable our customers to provide the highest quality of medical care to their patients. In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 66 to read as follows: “Our services and technology enable our customers to provide a high quality of medical care to their patients.” The Company believes that the ability to provide “high quality” patient care is largely dependent upon the qualifications of the professionals providing the services. The Company’s affiliated radiologists include physicians that have attended prestigious medical schools, including The Johns Hopkins University School of Medicine, the Georgetown University School of Medicine and the University of Chicago Pritzker School of Medicine. The Company’s affiliated radiologists have also fulfilled their residency requirements at highly regarded hospitals in the United States, including Harvard Medical School, Duke University School of Medicine and Stanford University School of Medicine. Moreover, as of August 31, 2006, a substantial majority of the Company’s affiliated radiologists have completed subspecialty fellowship training and 13 of the Company’s affiliated radiologists have held the position of chief resident. The subspecialty training obtained by the Company’s affiliated radiologists provides the Company’s customers (and in turn their patients) with access to a level of medical care that may not otherwise have been available to the customers (and their patients) and is indicative of the level of service that the Company provides.

The Company’s technology also contributes to the quality of the Company’s services and in turn, the medical care that is ultimately provided to the patients. For example, the integrated communications functions of the Company’s Radiologist Information Systems (“RIS”) allows rapid communications between the Company’s affiliated radiologists and between the affiliated radiologists and the hospital technologists or attending physicians. The Company believes that its technology allows for a more rapid consultation than would ordinarily be achieved in a more traditional hospital setting. Based upon the foregoing, the Company believes that its services as provided by its affiliated radiologists and its technology allow its customers to deliver a high quality of medical care to their patients.

9.	Comment: Please include updated financial statements and related disclosures through June 30, 2006 as required by Rule 3-12 of Regulation S-X.

Response: The Company has revised the disclosure throughout the Amendment in response to the Staff’s comment.

10.	Comment: Please revise to provide a balanced description of your operations and financial condition. For example:

•	Balance the discussion of your revenues with a discussion of your expenses and losses. It is not appropriate to highlight your annual growth rate for revenue without providing a discussion of your increasing net losses during the same period.

•	Balance the discussion of your advantages and strategy with a discussion of risks and obstacles you must overcome in implementing this strategy. The discussion of “Business Risks” that you have included should be expanded to include a discussion of your most significant risks.

Please note the balancing disclosure should be as prominent as the information it is intended to balance.

Response: The Company has revised the disclosure on pages 1, 3 and 5 in response to the Staff’s comment.

11.	Comment: Please consider whether you face any risks associated with the fact that your contracts are required to maintain a fixed price for a year, such as the risk that your expenses could increase while your revenue stream remains the same.

Response: In response to the Staff’s comment, the Company included an additional risk factor regarding the risks related to the fixed-price contracts that the Company enters into with its customers. Please see page 22, “Because our contracts with our customers contain fixed prices, we are unable to pass along any increase in our expenses to our customers during their contract term.”

12.	Comment: Although you have indicated that Drs. Casey and Michel will recuse themselves from negotiations between you and the professional corporations and other entities they own, please consider whether you need to include a risk factor which describes any other risks associated with the fact that these physicians have a financial interest in each side of these contracts. For example, while these physicians have recused themselves from negotiation, does the company believe that it has reached agreements with these companies on the same terms it could reach with unaffiliated providers?

Response: We respectfully advise the Staff that the Company believes that it has entered into the management, license and service agreements (the “Service Agreements”) with its Affiliated Medical Practices on terms substantially similar to those it may be able to reach with unaffiliated providers. The Company’s corporate structure and contractual relationships with the Affiliated Medical Practices have been designed to facilitate compliance with the various corporate practice of medicine laws in the jurisdictions in which the Company conducts its business. The fees payable pursuant to the terms of the Service Agreements are established by the Company’s Board of Directors and the applicable Affiliated Medical Practice with consideration for the fair market value of the use of the technological infrastructure and management services. Moreover, the Company and the Affiliated Medical Practices review and renegotiate the fees annually with consideration for the prior year’s results and expected results for the current year. Further, the Company has entered into agreements with third parties for the use of the Company’s management and support services and technology infrastructure on terms that are substantially similar to those provided for by the Service Agreements. As noted by the Staff, Dr. Casey and Dr. Michel will recuse themselves from the determination of these fees. The Company has included disclosure regarding its relationship with the

Affiliated Medical Practices throughout the Amendment, including the “Our Corporate Structure and Affiliated Radiologists” section and the risk factor “As a result of our corporate structure, we are entirely dependent upon our Affiliated Medical Practices, which we do not own.”

The Company respectfully submits that the suggested additional risk factor is not appropriate or necessary. Based upon the foregoing, the Company does not view Dr. Casey and Dr. Michel’s financial interest in the Affiliated Medical Practices as creating a material risk in connection with the determination of the fees payable to VRC.

13.	Comment: Please provide your accumulated deficit as of June 30, 2006.

Response: The Company has revised the disclosure on page 11 in response to the Staff’s comment.

14.	Comment: Please revise your caption and discussion to also include your net losses for the periods presented.

Response: The Company has revised the disclosure on page 11 in response to the Staff’s comment.

15.	Comment: Please disclose who your primary competitors are and describe any competitive advantages they have relative to the company.

Response: The Company has revised the disclosure on pages 11 and 75 in response to the Staff’s comment.

16.	Comment: We note that this risk factor emphasizes the potential for pricing pressure. Please describe any situations in which the company has had to reduce price as a result of competition.

Response: We advise the Staff that the Company maintains a standard pricing for its services that includes discounts based upon volume of studies. The Company has not historically engaged in discounting in individual cases in order to match a competitor’s price. Please see the disclosure on page 41, which includes an analysis of the quarterly variation in the average revenue per read by modality.

17.	Comment: We note your statement that certain of your competitors are larger, more established, better financed and may have stronger brand recognition. This statement seems inconsistent with your statements that you are a leading provider. Please explain.

Response: The Company has revised the disclosure in response to the Staff’s comment. As discussed in the Company’s response to Comments 7 and 8 above, the Company has been recognized as a leading provider of teleradiology services by the Frost Report and the Piper Report. We advise the Staff that the Company’s principal competitor, Nighthawk, recently raised a significant amount of capital through its initial public offering and continues to engage in substantial marketing activities. Nighthawk currently has greater financial resources than the Company due to the capital raised in connection with its initial public offering and may have stronger brand recognition due to the exposure it has received as a result of its initial public offering. The Company acknowledges that according to the Frost Report and the Piper Report, Nighthawk holds a larger market share of the teleradiology market. However, the Company maintains the second largest market share in the teleradiology market. Based upon the foregoing, the Company respectfully submits that the statements are not inconsistent.

18.	Comment: At the conclusion of the risk factor you indicate that the risks posed in this risk factor could result in a volatile stock market price. Please consider whether volatility is the issue or a reduction in share price.

Response: The Company has revised the disclosure on page 12 in response to the Staff’s comment.

19.	Comment: Please disclose any problems of the type disclosed in this risk factor that you have faced in the past.

Response: The Company respectfully submits to the Staff that it has not had any problems of the type disclosed in the risk factor to date.

20.	Comment: We note that your business is quite competitive. On the other hand, there is a shortage of radiologists. These circumstances may provide the radiologists with a strong negotiating position vis a vis the company as you recruit them. Please consider whether this might translate into higher compensation expense for the radiologists which you cannot pass on to your customers because your business is competitive, with a resulting decrease in your margins.

Response: The Company has revised the disclosure on page 12 in response to the Staff’s comment.

21.	Comment: You have indicated that your company may be attractive to radiologists because they can live anywhere in the US and work with the company. However, your risk factor indicates that such individuals: (i) might have to hold multiple licenses in each state from which it receives images and (ii) may be subject to restrictions that will limit licensing or credentialing to physicians from outside that state. Please consider whether an additional risk that should be disclosed in this factor is the erosion of geographic flexibility which might make the company less attractive to radiologists.

Response: The Company respectfully submits that the suggested additional risk factor is not appropriate or necessary. While state licensing requirements vary substantially, the Company has not encountered impediments to obtaining licenses for its affiliated radiologists. As more fully discussed in Comment 22 below, none of the states in which the Company is currently doing business prohibit physicians located outside the state from obtaining a license to practice medicine in the state or from obtaining credentials from a particular hospital within the state. The Company advises the Staff that its affiliated radiologists generally hold one or more medical licenses prior to the time that the Company engages their services. Moreover, since 1990, the United States Medical Licensing Examination provides a uniform examination for medical school graduates seeking licensure in any state within the United States. In addition, thirty-two states have authorized the issuance of telemedicine licenses and six states have such authorizations pending. The Company currently applies for telemedicine licenses for its affiliated radiologists only in Nevada, Oregon, Tennessee and Texas. Simultaneously with the filing of the Amendment, the Company is supplementally providing the Staff under separate cover a copy of the 2006 State Medical Licensure Requirements and Statistics as published by the American Medical Association.

22.	Comment: How many states, in which you are currently doing business, currently restrict or impede the ability of physicians located outside the state to obtain credentials or a license to practice medicine?

Response: We respectfully advise the Staff that currently none of the states in which the Company is doing business prohibit physicians located outside the state from obtaining a license to practice medicine in the state or from obtaining credentials from a particular hospital within the state. However, as discussed in the risk factor “If we are unable to obtain proper physician licenses or hospital credentials on behalf of our affiliated radiologists, or if our affiliated radiologists lose those licenses or credentials, our business, financial condition and results of operations may be negatively impacted” on page 13 of the Amendment, any change in the licensing requirements for a particular state could affect the ability of the Company’s affiliated radiologists to perform reads within that state because each of the affiliated radiologists that perform reads for customers located in that state would need to comply with the revised licensing requirements. Similarly, any change in the credentialing requirements for a particular hospital would require the Company’s affiliated radiologists to comply with the current credentialing requirements prior to performing reads for that particular hospital. Any changes in the licensing or credentialing requirements could adversely affect the Company’s business in the event that it was unable to provide services, or if there was a delay in providing services, to certain states or hospitals.

23.	Comment: Disclose the percentage of revenues derived from each of the states identified, rather than disclosing the percentage in the aggregate.

Response: The Company has revised the disclosure on page 13 in response to the Staff’s comment.

24.	Comment: If you have any reason to expect that these states will change their requirements for obtaining and maintaining physician licenses and hospital credentials, please disclose these expectations.

Response: We advise the Staff that the Company is not aware of any changes or proposed changes to the current state licensing or hospital credentialing requirements. While the Company is not aware of any such changes, there may be future developments in the licensing and credentialing requirements that the Company’s affiliated radiologists will need to comply with in order to provide services to certain customers. We advise the Staff that the Company has no reason to expect that states will change their licensing requirements in a manner that will prohibit its affiliated radiologists from obtaining licenses to practice in such states. In addition, the Company has no reason to expect that the credentialing requirements for hospitals, which are predicated on JCAHO standards, will change in manner that would prohibit its affiliated radiologists from obtaining credentials for such hospitals.

25.	Comment: In the second paragraph, you have referenced requirements for Medicare, Medicaid and other third party payers. This risk appears related but distinct from the risk factor. Please revise the risk factor heading to incorporate this issue or include this second paragraph in a separate risk factor. Additionally, briefly explain the “certain requirements” radiologists must comply with in order to receive reimbursement.

Response: The Company has deleted the referenced disclosure on page 13 in response to the Staff’s comment. We advise the Staff that the risks related to the ability of the Company’s customers to receive reimbursement from Medicare and Medicaid for services performed by the Company’s affiliated radiologists is addressed in the risk factor “Medicare and Medicaid rules governing reassignment of payments could affect our customers’ ability to collect fees for services provided by our affiliated radiologists and our ability to market our services to our customers” on page 20. The Company respectfully submits that the suggested additional risk factor is not appropriate or necessary in light of the fact that the issues raised by the Staff are addressed in the subsequent risk factor.

26.	Comment: If Dr. Casey has plans to retire or leave the company, please revise to disclose his plans.

Response: We advise the Staff that Dr. Casey currently does not have plans to retire, terminate his employment with the Company or resign from the Company’s Board of Directors. Notwithstanding the foregoing, the Company believes that any future loss of Dr. Casey’s services could adversely affect the Company.

27.	Comment: Please be more specific in explaining how your dependence of Fujifilm poses a risk to your investors. Is the risk that updating the systems may not be feasible, that Fujifilm will not cooperate in updating the system or both?

Response: The Company has revised the disclosure on pages 16 and 80 in response to the Staff’s comment.

28.	Comment: Please file your licensing agreement with Fujifilm Medical Systems and provide a description of the agreement in the “Business” section or explain why you believe you are not required to file it.

Response: We respectfully advise the Staff that a description of the license agreement with Fujifilm appears on page 80 of the Amendment. In addition, the license agreement will be filed as Exhibit 10.33, with certain portions omitted and filed separately with the Commission pursuant to a request for confidential treatment.

29.	Comment: Please provide more background information that will help investors understand the risks you are attempting to describe. For example, explain what you mean when you say, “any change in our relationship...could have a material adverse effect.” If you are trying to say that the loss of these affiliated practices could impair your ability to provide service, then you should disclose this fact explicitly.

Response: The Company has revised the disclosure on page 17 in response to the Staff’s comment.

30.	Comment: Please provide an estimate of the percentage of procedures and of revenue that might fall into the category of radiology work taken contemporaneously with reads.

Response: The Company has revised the disclosure on page 21 to include the percentage of revenues derived from preliminary interpretations, which may fall into the category of radiology work taken contemporaneously with reads. We advise the Staff that the Company believes that the percentage of revenues derived from preliminary interpretations, and not the percentage of reads performed, is the appropriate metric to adequately quantify the risk discussed in the risk factor.

31.	Comment: Please quantify the seasonal difference in revenues you have experienced in the past.

Response: The Company has revised the disclosure on page 23 in response to the Staff’s comment. In addition, the Company has revised the disclosure to include quarterly statement of operations data in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Amendment, which give some indication of the seasonal fluctuations that the Company has historically experienced in its revenues.

32.	Comment: Please delete this section. You may not disclaim liability for information you present in the registration statement.

Response: We advise the Staff that the Company has deleted the referenced paragraph from the Amendment.

33.	Comment: Please discuss whether the professional and management services agreements provide a price or formula at which VRC or designee can acquire ownership interests in VRP.

Response: The Company has revised the disclosure on pages 28 and 29 in response to the Staff’s comment.

34.	Comment: Are Drs. Casey, Michel, Weiss and Hunter required to sell their ownership interests in VRP if their employment is terminated due to retirement or any other reason?

Response: We advise the Staff that the membership interests in VRP that are held by Drs. Casey, Michel, Weiss and Hunter are not required to be sold if the holders of such membership interests are no longer employed by VRP or VRC. However, the membership interests are subject to certain transfer restrictions as discussed on pages 28 and 29 of the Amendment.

35.	Comment: We note that pursuant to the agreement between VRC and the Professional Corporations, VRC is entitled to nominate successors in the event of a stockholders disqualification. What are the circumstances under which a stockholder would be disqualified?

Response: The Company has revised the disclosure on page 29 in response to the Staff’s comment. We advise the Staff that pursuant to the charters of each of the Professional Corporations, “disqualification” includes legal disqualification to own shares of a professional service corporation under the applicable Professional Service Corporation Acts of the States of Delaware, Illinois and Michigan (the jurisdictions of incorporation of the Professional Corporations). In the event that a shareholder of a professional service corporation becomes legally disqualified to render such professional services within the applicable state, such person must sever any financial interests in the corporation. Thus, if any of the shareholders of the Professional Corporations were to lose his or her license to practice medicine, then such shareholder would be rendered legally disqualified to own shares of such corporation and would be required to dispose of his or her shares in such Professional Corporation.

36.	Comment: Please revise to provide more information regarding your anticipated uses for the proceeds for this offering. Specifically, how are you expecting to develop and expand your service offerings? Are you referring to providing different services or are you expecting to expand geographically? What types of improvements do you expect to make to your infrastructure? How much do you estimate you will spend on each of the uses identified?

Response: The Company has revised the disclosure on pages 6 and 30 in response to the Staff’s comment. The Company respectfully advises the Staff that it has not estimated how much of the proceeds will be allocated to each of the identified uses.

37.	Comment: Please revise the introductory paragraph to these disclosures to indicate that the December 31, 2003 balance sheet data is derived from an audited financial statement that is not included in this filing.

Response: The Company has revised the disclosure on pages 7 and 34 in response to the Staff’s comment.

38.	Comment: Please revise your disclosures to furnish selected financial data for each of the last five fiscal years of the registrant or for the life of the registrant and it predecessors, if less, as required by Item 301 of Regulation S-K. It appears from your disclosure on page 1 that your predecessor was formed in 2001. Please label which periods presented are for the predecessor.

Response: Item 301 of Regulation S-K requires that the registrant furnish selected financial data for each of the last five fiscal years of the registrant, or for the life of the registrant and its predecessors, if less, and any additional fiscal years necessary to keep the information from being misleading. The purpose of the information is to highlight significant trends in the registrant’s financial condition and results of operations

While the Company’s predecessor was formed in May 2001, the Company’s predecessor did not commence its principal operations until 2003. During the period from May 25, 2001 (the date of formation of the Company’s predecessor) until January 1, 2002, the Company was engaged in start-up activities and had only nominal operations. The Company has determined that it is impracticable to identify such information as of and for the year ended December 31, 2001 due to the limited operations and record keeping that were conducted by the Company’s predecessor.

Financial information as of and for the year ended December 31, 2002 is not considered material or significant to potential investors given the fact that total assets were approximately $450,000 at December 31, 2002, with total revenues for the year ended December 31, 2002 of approximately $1.0 million and net income for the same period of approximately $200,000. In addition, during the year ended December 31, 2002, the Company’s predecessor maintained its books and records using the cash basis of accounting. This basis of accounting is not recognized by accounting principals generally accepted in the United States of America (“GAAP”) and is not comparable with the financial information that is currently included in the Selected Consolidated Financial Data of the Amendment because the Company’s predecessor adopted GAAP in 2003. The Company believes that the inclusion of this information would be misleading to investors due to the limited operations of the Company’s predecessor, the lack of financial information as of and for the year ended December 31, 2001 and the fact that the available financial information as of and for the year ended December 31, 2002 utilizes a cash basis of accounting, which is not comparable to GAAP. Accordingly, the Company does not believe that the financial information of its predecessor as of and for the years ended December 31, 2001 and December 31, 2002 is material or that the data would be meaningful to prospective investors.

39.	Comment: Please remove your disclosure of adjusted EBITDA or revise your disclosure to substantiate why your presentation of this non-GAAP performance measure provides relevant and useful information to your investors as required by Item 10(e)(1)(i)(C) of Regulation S-K. The acceptability of a non-GAAP performance measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances. We note that the excluded share-based compensation, interest, taxes, and depreciation from your adjusted EBITDA have the following attributes:

•	The financial impact of these items will not disappear or become immaterial in the future; and

•	There is no unusual reason that a company can substantiate to identify the special nature of these items.

These attributes raise significant questions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10(e) of Regulation S-K. Please refer to Questions 8, 9, 14 and 15 of our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” Please revise your disclosures or tell us how this measure complies with the guidance referred to above considering that the exclusion of EBIT or EBITDA from the requirement of Item 10(e) of Regulation S-K relates to its use as a measure of liquidity.

Response: The Company has revised the disclosure on pages 9-10, 36-37 and 57-59 in response to the Staff’s comment. Item 10(e)(1)(i)(C) of Regulation S-K requires that the registrant include a statement disclosing the reasons why the Company’s management believes that the presentation of non-GAAP financial measures provides useful information to investors regarding the registrant’s financial condition and results of operations. We advise the Staff that the Company has considered all of the requirements of Item 10(e) of Regulation S-K, including those under Item 10(e)(1)(i)(C) and has revised the disclosure in the Amendment to include a definitive statement regarding why the Company’s management believes that the presentation of the non-GAAP financial measures provides useful information to potential investors. In addition, the Company has presented a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures, and disclosed the additional purposes for which the Company’s management utilizes these non-GAAP financial measures. Further, the Company has not excluded any charges or liabilities that require, or will require cash settlement, other than the measure earnings before interest, taxes, depreciation and amortization, or EBITDA, which is specifically allowed under Item 10(e)(1)(i)(C) of Regulation S-K.

In all cases, the Company has defined the nature of the items that are excluded as either recurring or non-recurring from the most directly comparable GAAP measure, and disclosed the material limitations that are inherent in any non-GAAP measure which excludes such items.

In revising the disclosure, the Company has also considered Questions 8, 9, 14 and 15 of the Commission’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” The Company has revised the disclosure to include the following information:

•	the manner in which the Company’s management uses the non-GAAP measures to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such measures;

•	the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measures; and

•	the substantive reasons why the Company’s management believes the non-GAAP financial measures provide useful information to investors.

The Company has also revised the disclosure in the Amendment to include a discussion regarding the probable financial impact in future periods of certain excluded items in the calculation of the non-GAAP financial measures.

40.	Comment: Please revise your disclosure to clarify how accurate your estimates have been in the past, how they have changed in the past, and whether they are reasonably likely to change in the future. If true, please indicate that no material adjustments to your revenues or allowance for doubtful accounts have been made for each of the periods presented in the financial statements.

Response: The Company has revised the disclosure on page 46 in response to the Staff’s comment.

41.	Comment: Your reference to an independent valuation specialist used to assist you in determining the fair value of your preferred and common stock appears to equate to the use of an expert. Please revise your filing to delete the reference of the use of this specialist or name this expert and provide their consent as required by Rule 601 of Regulation S-K. If you continue to refer to the use of this specialist, please include this expert in your disclosure on page 110.

Response: The Company has revised the disclosure on pages 47 and 48 in response to the Staff’s comment.

42.	Comment: Please revise your discussions regarding revenue fluctuations from comparative periods to separately quantify the fluctuations attributable to price and volume changes as required by Rule 303(a)(3)(iii) of Regulation S-K.

Response: The Company has revised the disclosure on page 50 in response to the Staff’s comment.

43.	Comment: Please revise to identify the lender and file your credit agreement.

Response: The Company has revised the disclosure on page 61 in response to the Staff’s comment and has filed the credit agreement as Exhibit 10.11 to the Amendment.

44.	Comment: How much is currently outstanding under the credit agreement?

Response: The Company has revised the disclosure on page 61 to reflect that as of June 30, 2006, the amounts available to the Company for borrowing under its revolving credit facility were undrawn.

45.	Comment: Please disclose your lease payments in each location.

Response: The Company has revised the disclosure on page 81 in response to the Staff’s comment.

46.	Comment: Please explain the purpose of the reading room and how it differs from other locations at which your radiologists perform readings. Under what circumstances might a radiologist work out of the Hawaii or Minnesota facilities?

Response: We advise the Staff that the Company’s affiliated radiologists may read from the reading room in Minnesota during visits to the Company’s headquarters and from the reading room in Hawaii while on vacation. Additionally, Drs. Casey and Michel, who are located at the Company’s corporate headquarters, regularly use the Minnesota reading room. The Company also uses the reading room in Minnesota for demonstrations of its technology, procedures and workflow as part of the Company’s on-site orientation for its affiliated radiologist candidates. The Company’s reading room in Hawaii is presently used by the Company’s affiliated radiologists who live in or travel to Hawaii. In addition, the Hawaii reading room will be available for a fee to radiologists affiliated with the customers to which the Company expects to provide limited management services. The Company also intends to use the Hawaii reading room in connection with educational and marketing activities associated with medical education seminars that the Company may host at the facility.

47.	Comment: The first time you use the acronym “JCAHO,” please explain that it refers to the Joint Commission on Accreditation of Healthcare Organizations.

Response: The Company has revised the disclosure on page 72 in response to the Staff’s comment.

48.	Comment: Does your Physician Agreement with Eduard Michel, M.D., Ph.D provide for base compensation and/or bonus compensation?

Response: We advise the Staff that Dr. Michel’s physician agreement with VRP provides for a base salary and bonus, which is substantially similar to that offered to the Company’s other affiliated radiologists. The base salary and bonus for the Company’s affiliated radiologists are based upon experience, expertise, subspecialty training and the work schedule agreed upon with the applicable radiologist, as well as the attainment of certain performance goals. Dr. Michel’s base salary and bonus scale is substantially similar to that of other affiliated radiologists with similar experience, expertise and subspecialty training.

49.	Comment: Item 601 of Regulation S-K requires that you file each agreement listed in this section as an exhibit to the registration statement. It does not appear that you have filed all of the agreements. For example, we could not locate the warrant held by William Blair, the Cross Purchase Agreement, the Amended Subscription and Settlement Agreement, or the Subordinated Promissory Notes. Please file these documents as exhibits.

Response: The Company has filed the Warrant issued to William Blair & Company, L.L.C. and the Cross Purchase Agreement as Exhibits 4.1 and 10.3 to the Amendment. We respectfully submit to the Staff that the Notes and the Settlement Agreement are not required to be filed under Item 601(b)(10) of Regulation S-K. The Company respectfully advises the Staff that the Company has included a description of the Subordinated Promissory Notes (the “Notes”) because such disclosure was required by Item 404 of Regulation S-K as a related party transaction. As indicated in the Amendment, the Notes have been fully converted into shares of common stock, except for $50,000 that was repaid in full with interest. The Company does not consider the Notes to be material either in amount or in the effect that the conversion of such Notes had on the Company’s capital structure. The Company respectfully advises the Staff that filing the Amended Subscription and Settlement Agreement (the “Settlement Agreement”) as an exhibit is not necessary or appropriate. The Company has disclosed the existence of the Settlement Agreement and the terms of the Settlement Agreement as required by Item 404 of Regulation S-K. While the Company does not believe that the Settlement Agreement is material as a whole, the Company has described the material terms of the Settlement Agreement in the Amendment.

50.	Comment: Please revise to quantify the payments made under each of the management, license and service agreements.

Response: The Company has revised the disclosure on pages 28, 29 and 94 in response to the Staff’s comment.

51.	Comment: We note that the owners, not VRC, recognize the profits or losses. Please quantify such profits or losses.

Response: The Company has revised the disclosure throughout the Amendment to clarify that the Affiliated Medical Practices absorb all of the operating losses they generate up to the amount of their equity. However, losses in excess of the equity of the Affiliated Medical Practices are funded by VRC. VRC has the right to recover losses of the Affiliated Medical Practices that it has previously recognized. All other profits of the Affiliated Medical Practices would inure to their owners. Please see pages 43-45 of the Amendment for a discussion of the profits and losses that have inured to the various legal entities and their respective owners.

52.	Comment: Please quantify the value of the shares issued to Brent Backhaus in connection with his assignment of intellectual property rights.

Response: The Company has revised the disclosure on page II-2 in response to the Staff’s comment.

53.	Comment: Please have Schechter Dokken Kanter Andrews & Selcer Ltd update the title of their report and their reference to auditing standards to comply with Auditing Standard No. 1 and specifically indicate the city and state where the report was issued as required by Rule 2-02(a) of Regulation S-X.

Response: We advise the Staff that Schechter Dokken Kanter Andrews & Selcer Ltd has updated its report to comply with the Staff’s comment (please see page F-3).

54.	Comment: According to the report of Schechter Dokken Kanter Andrews & Selcer Ltd it appears that certain financial statements are presented on a combined basis. Please disclose your basis for presenting combined financial statements and label the appropriate financial statements that are presented on a combined basis.

Response: We advise the Staff that although VRC was formed in October 2003 it did not commence operations until July 2004. As a result, VRP’s predecessor was the only entity with operations during the year ended December 31, 2003. In response to the Staff’s comment, Schechter Dokken Kanter Andrews & Selcer Ltd has revised its report to eliminate the reference to combined financial statements. Please see the introductory paragraphs to the Summary Consolidated Financial Data and Operating Data, Selected Consolidated Financial Data and the Notes to Consolidated Financial Statements–Summary of Significant Accounting Policies–Principles of Consolidation and Basis of Presentation on pages 7, 34 and F-10.

55.	Comment: Please revise your statement to present your initial sale of common stock to founders as a 2003 transaction consistent with your disclosure on pages F-6 and II-2.

Response: We advise the Staff that the sale of common stock to the founders of VRC was completed in conjunction with the capitalization of the Company during 2004, pursuant to stock subscriptions that were issued to the founders when the Company was incorporated in October 2003. The Company has revised the disclosure on page II-2 to clarify the sequence of events, which is consistent with the financial information provided on page F-6.

56.	Comment: Please revise your 2003 and 2004 financial statements and the disclosures throughout your filing to retroactively reflect the five-for-one stock split effected on July 1, 2004. Please ensure that you adjust the weighted-average shares outstanding in your earnings per share computations as a result of the stock-split. Please see paragraph 54 of SFAS 128. Otherwise, please tell us why your presentation is appropriate and reference the authoritative literature you relied upon to support your position.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. As a result, shares issued prior to the five-for-one stock split have been retroactively adjusted to reflect the split (please refer to page F-6 of the Amendment) and the 2003 and 2004 weighted average common share and earnings per share computations also reflect the five-for-one stock split which was effected on July 1, 2004. For the year ended December 31, 2003, the Company has adjusted the weighted average share calculations to account for the stock split as having occurred on October 24, 2003, which was the date of incorporation of the Company. For the year ended December 31, 2004, the Company has adjusted the weighted average share calculations to account for the stock split as having occurred on January 1, 2004. In all cases, the adjustments to the weighted average common share and earnings per share calculations have been disclosed in the Amendment.

57.	Comment: We note that you have not disclosed an estimated offering price. We are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and we may have further comment in this regard when the amendment containing that information is filed. In order for us to fully understand the equity fair market valuations reflected in your financial statements based on the estimated common stock valuations disclosed on page 46, please provide us an itemized chronological schedule covering all equity instruments issued since January 1, 2005 through the date of your response. Please provide the following information separately for each equity issuance:

a.	The date of the transaction;

b.	The number of shares/options issued/granted;

c.	The exercise price or per share amount paid;

d.	Management’s fair market value per share estimate and how the estimate was made;

e.	An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one for one conversion ratio;

f.	The identity of the recipient, indicating if the recipient was a related party;

g.	Nature and terms of concurrent transactions; and

h.	The amount of any compensation or interest expense element and how it was determined.

Please provide us copies of your December 31, 2005 and March 31, 2006 independent valuation reports and explain any differences in fair value between these reports and the values disclosed on page 46. In your response, progressively bridge management’s fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Additionally, please provide the all of the disclosures suggested by the AICPA Audit and Accounting Practice—Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Response: We advise the Staff that the Company will include an estimated offering price in a subsequent pre-effective amendment to the Registration Statement and that the timing of the filing of the amendment will be such that the Staff has sufficient time to review the complete disclosure prior to the circulation of a preliminary prospectus to prospective investors.

In response to the Staff’s comment, we set forth below a table providing an itemized chronological schedule covering all equity instruments issued by the Company from January 1, 2005 through the date of the Amendment:

Date of Issuance	Number of Options Issued	Exercise Price	Fair Market Value	Recipient
6/22/2005	25,000	$3.75	$3.75	Employees
6/30/2005	116,250	$4.75	$3.75	Independent Contractor Physicians
6/30/2005	9,100	$4.75	$3.75	Employees
6/30/2005	10,000	$4.75	$3.75	Director
10/21/2005	152,500	$5.50	$4.50	Independent Contractor Physicians
10/21/2005	80,400	$5.50	$4.50	Employees
3/30/2006	31,000	$12.00	$11.02	Independent Contractor Physicians
3/30/2006	75,000	$12.00	$11.02	Employees
4/18/2006	8,000	$12.00	$11.02	Independent Contractor Physicians
7/1/2006	25,000	$12.00	$11.92	Executive*

*	These options were issued to Dr. Eduard Michel pursuant to the terms of his employment agreement with VRC, as discussed on page 89 of the Amendment, after the six month period ended June 30, 2006 (the date of the most recent financial statements presented in the Amendment) and therefore, have not been included in the discussion on pages 47-49 of the Amendment.

In response to the Staff’s comment, we further set forth below a table providing an itemized chronological schedule detailing the nature and terms of transactions effected concurrently with the equity instruments discussed above:

Date of Issuance	Equity Instrument	Number of Units	Fair Market Value per Unit	Total Consideration	Recipient
5/27/2005	Common Stock	495,970	$2.00	$991,944	Holders of convertible notes upon conversion

5/2/2005	Common Stock	448,340	$3.00	$1,345,023	Independent Contractor Physicians

5/2/2005	Warrants to purchase Common Stock	72,533	$3.00	$217,600	William Blair & Company, L.L.C.

5/2/2005	Preferred Stock	3,626,667	$3.75	$13,600,000	Generation Partners

7/10/2006	Common Stock (repurchased)	(85,000)	$3.00	$(255,000)	Executive

In addition, in February 2005, one of the Company’s affiliated radiologists subscribed to purchase 35,000 shares of the Company’s common stock at a price of $3.00 per share under the Company’s Stock Purchase Plan. In order to settle a disagreement between the Company and the radiologist with respect to the total number of shares he could have purchased, Dr. Sean Casey and Dr. Eduard Michel agreed to sell the radiologist an additional 85,000 shares from the shares that Dr. Casey and Dr. Michel own personally. Upon the unanimous approval of the Company’s other directors, the Company agreed to redeem into its Stock Purchase Plan 56,950 shares from Dr. Casey and 28,050 shares from Dr. Michel at a price of $3.00 per share and to sell an equivalent number of shares from the Stock Purchase Plan to the radiologist at a price of $3.00 per share. As a result of the agreement, Dr. Casey and Dr. Michel transferred an aggregate of 85,000 shares to the Company for an aggregate amount of $255,000 and in July 2006, the Company issued a total of 120,000 shares to the affiliated radiologist for an aggregate amount of $360,000. These shares were issued to an independent contractor physician pursuant to an amended subscription and settlement agreement with an affiliated radiologist entered into in October 2005 and were accounted for under the provisions of EITF 96-18. The Company recognized approximately $1.1 million in cumulative additional compensation expense related to these shares.

Beginning with the financial statements presented as of and for the year ended December 31, 2005 and continuing through the present time, the Board of Directors’ determination of the fair market value of the Company’s Series A Preferred Stock and common stock was based on a variety of factors including consideration of the Company’s most recent financial performance and future financial projections, consideration of the Company’s position in the industry relative to its competitors, consideration of external factors impacting the value of the Company in its marketplace, consideration of the stock volatility of comparable companies in its industry, general economic trends and the review of an independently performed valuation analysis. The totality of these factors provided information to and assisted the Company’s Board of Directors in its determination of the fair value of the Company’s Series A Preferred Stock and common stock, as of December 31, 2005, March 31, 2006 and June 30, 2006. During this period, the increase in the fair market value of the Company’s common stock, which is consistent with the increase in the exercise price of the options granted during this period, resulted from an increase in the Company’s financial performance and future financial projections, and from consideration given for the Company’s position in the marketplace relative to its competitors, the stock volatility of comparable companies and the review of an independently performed valuation analysis.

Between May 2, 2005 and December 31, 2005, the Company’s Board of Directors established the fair value of the Company’s Series A Preferred Stock and common stock utilizing a revenue multiple established on May 2, 2005 when the Company completed its offering of Series A Preferred Stock. That multiple was utilized between May 2, 2005 and December 31, 2005 to establish an enterprise value for the Company based on the applicable annualized revenues at the time of valuation. The calculated enterprise value was then allocated to the preferred stockholders based on the capital structure established immediately following the closing of the Series A Preferred Stock transaction in order to establish a fair market value for each individual share of Series A Preferred Stock and common stock. During this period the fair value of each share of the Company’s common stock was equal to 80% of the value of each share of Series A Preferred Stock due to the privileges the holders of Series A Preferred Stock have over the common stockholders. This discount was equal to the difference in per share value at the time the Series A Preferred Stock transaction was completed in May 2005 and validated by the arm’s length sale of common stock to a group of independent contractor physicians. During this period, the increase in the fair market value of the Company’s common stock, which is consistent with the increase in the exercise price of the options granted during this period, resulted from an increase in projected annualized revenue.

Prior to May 2, 2005, the Company’s Board of Directors established the fair value of the Company’s common stock based primarily upon the then current developments in the financial prospects of the Company and their independent judgment.

In summary, since January 2004, when the Company first began to grant stock options, the fair value of the Company’s common stock, as established by its Board of Directors, has increased. The fair value of the Series A Preferred Stock has also increased since its issuance on May 2, 2005. These increases in fair value reflect a number of factors, including increases in the Company’s actual and projected revenue and cash flow growth and decreases in the discount factor for a lack of liquidity of the Company’s Series A Preferred Stock and common stock. Despite their respective increases in fair value, the percentage per share differential between the value of the Company’s Series A Preferred and common stock has remained relatively constant at approximately 20%. This difference is based primarily on the fair market value differentials discussed above and remain relatively consistent based on management’s determination of the likely type and timing of any exit scenario for these classes of investors.

Compensation expense related to options issued to employees and directors on or before December 31, 2005 is disclosed in Notes to the Consolidated Financial Statements– Summary of Significant Accounting Policies–Stock-Based Compensation on pages F-14 - F-15 of the Amendment and was calculated in accordance with the disclosure provisions of SFAS No. 123. Compensation expense related to options issued to employees and directors on or after January 1, 2006 is disclosed in Notes to the Consolidated Financial Statements–Stock Purchase Plan and Stock Option Plan on page F-21 - F-25 of the Amendment and was calculated in accordance with the requirements of SFAS No. 123R. Compensation expense related to options issued to non-employee independent contractor physicians is disclosed in Notes to the Consolidated Financial Statements–Stock Purchase Plan and Stock Option Plan on page F-21 – F-25 of the Amendment and was calculated in accordance with the requirements of Emerging Issues Task Force (“EITF”) Issue No. 96-18.

In response to the Staff’s comment, we set forth below tables illustrating the Board of Directors’ final determination of the fair value of the Company’s Series A Preferred Stock and common stock at each of the valuation dates listed below:

Valuation Summary as of December 31, 2005

	Series A Preferred Stock Range		Mid Point	Overall Discount	Determined Value
Concluded per Share Value Range	$11.70	$14.31	$13.01	15%	$11.05
	Common Stock Range
Concluded per Share Value Range	$8.31	10.16	$9.24	15%	$7.85

Valuation Summary as of March 31, 2005

	Series A Preferred Stock Range		Mid Point	Overall Discount	Determined Value
Concluded per Share Value Range	$13.75	$16.80	$15.27	10%	$13.75
	Common Stock Range
Concluded per Share Value Range	$11.02	$13.46	$12.24	10%	$11.02

Valuation Summary as of June 30, 2006

	Series A Preferred Stock Range		Mid Point	Overall Discount	Determined Value
Concluded per Share Value Range	$14.05	$17.17	$15.61	5%	$14.83
	Common Stock Range

Concluded per Share Value Range	$11.29	$13.80	$12.54	5%	$11.92

Simultaneously with the filing of the Amendment, the Company is supplementally providing the Staff copies of the valuation reports as of December 31, 2005, March 31, 2006 and June 30, 2006, which are referred to in the Amendment.

58.	Comment: On page 29 you disclose that any profits or losses experienced by your Affiliated Medical Practices inure to the owners of those practices. On page F-10 you disclose that as a result of your management agreements you effectively fund all of the losses of the Affiliated Medical Practices and receive effectively all of their residual returns up to the amount of previously recognized losses. It appears that you consolidate the Affiliated Medical Practices as VIEs solely because you effectively absorb the majority of expected losses. If this is true, please revise your disclosure to clarify why you consolidate the VIEs and highlight for potential investors in MD&A and in a risk factor that a portion of any future profits may not inure to their benefit. Otherwise explain to us how you expect to receive a majority of the residual returns of the VIEs and revise your disclosure accordingly. In any regard, provide us your analysis under FIN 46R indicating that the Affiliated Medical Practices are VIEs, how the management agreements effectively cause you to fund expected losses, and revise your disclosures as appropriate.

Response: The Company has revised the disclosure throughout the Amendment to clarify that the Affiliated Medical Practices absorb all of the operating losses they generate up to the amount of their equity. However, losses in excess of the equity of the Affiliated Medical Practices are funded by VRC. VRC has the right to recover losses of the Affiliated Medical Practices that it has previously recognized. All other profits of the Affiliated Medical Practices would inure to their owners.

The Company’s management considered a number of factors in determining that the Affiliated Medical Practices should be consolidated as VIEs. The Company has included a discussion of those factors in the Amendment on pages F-10 and F-11. In addition, simultaneously with the filing of this Amendment, the Company will supplementally provided the Staff with a memorandum that it prepared in connection with its decision to consolidate the Affiliated Medical Practices, which discusses the applicability of Financial Interpretation No. 46R.

59.	Comment: Given your historical losses, please demonstrate to us your ability to hold your investment in readily marketable debt until maturity. In addition, please provide the disclosure required by paragraphs 19 and 20 of SFAS 115 or tell us why these disclosures are not warranted.

Response: We advise the Staff that although the Company has historically experienced operating losses, the Company’s ability to hold an investment in a readily marketable debt security was demonstrated by the maturation of the Company’s investment in May 2006. The Company held one investment in a readily marketable debt security from May 2005 until May 2006. As of June 30, 2006, monies previously held by the Company in that investment are classified as cash and cash equivalents on the Company’s consolidated balance sheet.

Paragraphs 19 and 20 of SFAS No. 115 do require that for securities classified as held-to-maturity, all reporting enterprises shall disclose the aggregate fair value, gross unrecognized holding gains, gross unrecognized holding losses, the net carrying amount, and the gross gains and losses in accumulated other comprehensive income for any derivatives that hedged the forecasted acquisition of the held-to-maturity securities, by major security type as of each date for which a statement of financial position is presented. In addition, for investments in debt securities that are classified as held-to-maturity, all reporting enterprises shall disclose information about the contractual maturities of those securities as of the date of the most recent statement of financial position presented.

The Company does not believe that the inclusion of the disclosure required by paragraph 19 of SFAS No. 115 would be material to investors because the Company held only one investment in a readily marketable debt security from May 2005 to May 2006 and that investment has subsequently matured as of the date of the most recent balance sheet. Moreover, the disclosure required under paragraph 20 of SFAS No. 115 are no longer applicable given that the investment has matured.

60.	Comment: Please revise your disclosure to define the term “qualified public offering” and disclose the registration rights indicated on page 91. For the instruments subject to these registration rights, please explain to us your accounting under paragraphs 14 to 18 of EITF 00-19.

Response: The Company has revised the disclosure on pages F-20 – F-21 in response to the Staff’s comment. We advise the Staff that the financial instruments that are subject to these registration rights bear the following characteristics as they relate to the requirements under paragraphs 14-18 of EITF Issue No. 00-19:

•	The holders of the preferred stock can require the Company to convert those preferred shares into shares of the Company’s common stock;

•	The holders of the preferred stock can request that the Company then register those shares of common stock;

•	The Company is obligated to make its best effort to complete a registration of its shares of common stock; and

•	In the event a registration is not completed, the Company is not subject to any financial penalties.

The Company has revised its disclosure on pages F-20 – F-21 in the Notes to Consolidated Financial Statements–Preferred Stock to include these characteristics.

61.	Comment: Please disclose the terms of the $1 million convertible notes issued in part to officers and directors in December 2004 as indicated on page II-2. In addition please disclose the subsequent conversion to common stock in 2005 as indicated in your equity statement on page F-6.

Response: The Company has revised the disclosure on page F-28 in response to the Staff’s comment.

62.	Comment: Please disclose, and explain to us, your basis under GAAP for calculating the weighted average common shares outstanding for the year ended December 31, 2003 based on the assumed conversion of VRC, LLC into common stock of VRC. Please tell us the authoritative accounting literature that you relied upon to support your calculation of earnings per share for the year ended December 31, 2003 and any prior years presented for the predecessor.

Response: We advise the Staff that when the Company was incorporated on October 24, 2003, the founders of the Company subscribed for common shares pursuant to stock subscription agreements. In October 2004, those stock subscription agreements were subsequently settled and the shares of common stock issued in conjunction with the capitalization of the Company.

Paragraph 38 of SFAS No. 128 requires that earnings per share data be presented for all periods for which an income statement or summary of earnings is presented. Further, paragraph 54 of SFAS No. 128 requires that if the number of common shares outstanding increases as a result of a stock dividend or stock split, or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share be adjusted retroactively for all periods presented to reflect that change in capital structure. If changes in common stock resulting from stock dividends, stock splits or reverse stock splits occur after the close of the period but before issuance of the financial statements, the per-share computations for those and any prior-period financial statements presented be based on the new number of shares. If per-share computations reflect such changes in the number of shares, that fact shall be disclosed.

As a result of the guidance referred to above, the Company’s management has determined that the proper accounting under GAAP is to present earnings per share data for the year ended December 31, 2003, as amended in consideration of the subsequent issuance of shares of common stock during 2004. The computation of the weighted average shares outstanding for the year ended December 31, 2003 is based on the conversion ratio that was utilized when the Company was capitalized and the shares of common stock were issued during 2004 and also accounts for the five for one stock split as discussed above. The Company believes that this disclosure provides potential investors with the most useful and comparative earnings per share information for all periods presented.

* * * * * * *

Should you have any questions regarding the foregoing or should you need further information, please call Daniel D. Rubino, Mark A. Cognetti or the undersigned at (212) 728-8000.

Very truly yours,

/s/ Corby J. Baumann
Corby J. Baumann

cc:	Mark Brunhofer
Zafar Hasan
Sean Casey, M.D., Virtual Radiologic Corporation
Richard J. Sandler, Davis Polk & Wardwell
Maurice Blanco, Davis Polk & Wardwell
Daniel D. Rubino, Willkie Farr & Gallagher LLP
Mark A. Cognetti, Willkie Farr & Gallagher LLP